■ EXHIBIT 99.1
Changes in Affiliates (Addition)

1.	Company to be affiliated
—	Company Name: POSCORE Co., Ltd

—	Total Asset (KRW): 73,525,705,663

—	Total Equity (KRW): 10,495,830,209

—	Total Liabilities (KRW): 63,029,875,454

—	Total Capital (KRW): 45,357,555,000

—	Purpose of the company: to manufacture and sell electric motors, generators and electronic products
2.	Name of Company Group: POSCO

3.	Reason for Addition: POSTEEL, a subsidiary of POSCO, acquired 51% of total shares of POSCORE to stimulate domestic electrical steel market and to increase sales of strategic products.
4.	Total number of affiliated companies after additional affiliation: 80

5.	Date of Addition: July 31, 2007

6.	Others
—	The above financial condition of POSCORE is as of December 31, 2006

●	Two overseas subsidiaries of POSCORE are included into POSCO’s affiliates as a result of the above affiliation.
■	POSCORE SDN BMD (Malaysia)
—	Total Asset (KRW): 5,950,505,426

—	Total Equity (KRW): 1,566,667,487

—	Total Liabilities (KRW): 4,383,837,939

—	Total Capital (KRW): 1,199,141,762

—	Purpose of the company: to manufacture and sell electronic components

º	The above amount is applied with the exchange rate on July 31, 2007 (~~W~~/MYR: 266.63).

º	POSCORE owns 100% of the total shares.

■	SUZHOU POSCORE Technology Co., LTD (China)
—	Total Asset (KRW): 15,313,001,654

—	Total Equity (KRW): 6,761,731,172

—	Total Liabilities (KRW): 8,551,270,482

—	Total Capital (KRW): 7,431,222,276

—	Purpose of the company: to manufacture and sell electronic components

º	The above amount is applied with the exchange rate on July 31, 2007 (~~W~~/CNY: 122.00).

º	POSCORE owns 100% of the total shares